Exhibit 99.1

Claude Resources Inc. Announces Change of Auditors

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, June 30, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") advises that KPMG LLP, Chartered Accountants (the "Former Auditors"), has resigned as auditors of the Company, effective June 16, 2015, and the board of directors (the "board") of the Company has approved such resignation.  The board has also approved the appointment of Deloitte & Touche LLP, Chartered Accountants (the "Successor Auditors") to hold office until the Company's next annual meeting of shareholders.

There have been no audit reports prepared by the Former Auditors that contain any reservations with respect to the financial statements of the Company for its two most recently completed fiscal years ended December 31, 2014 and 2013.  Further, there are no reportable events, as defined in National Instrument 51-102 Continuous Disclosure Obligations, between the Company and the Former Auditors.  The resignation of the Former Auditors and the appointment of the Successor Auditors has also been approved by the Company's audit committee.  The Company has filed a reporting package in connection with the change of auditors described herein and is available on www.sedar.com and www.sec.gov.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Rick Johnson, CFO; Or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7505, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 17:00e 30-JUN-15